Exhibit 99.1

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

(The "Corporation")

NOTICE OF CHANGE OF AUDITOR

(the "Notice")

To:	Davidson & Company LLP

And To:	MNP LLP

And To:	British Columbia Securities Commission Alberta Securities Commission Ontario Securities Commission

NOTICE IS HEREBY GIVEN that, on the advice of the Board of Directors of the Corporation resolved that:

1.	The resignation of Davidson & Company LLP as auditors of the Corporation effective September 28, 2023 has been accepted; and

2.	The appointment of MNP LLP as auditors of the Corporation effective September 28, 2023 has been accepted.

In accordance with National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), the Corporation confirms that:

1.	Davidson & Company LLP resigned on its own initiative as auditor of the Company;

2.	The resignation of Davidson & Company LLP and the appointment of MNP LLP was considered and approved by the Audit Committee and Board of Directors of the Company;

3.	Davidson & Company LLP has not expressed any reservation or modified opinion in its reports for the two most recently completed fiscal years of the Corporation, nor for the period from the most recently completed period for which Davidson & Company LLP issued an audit report in respect of the Corporation and the date of this Notice; and

4.	In the opinion of the Board of Directors of the Corporation, no "reportable event" as defined in NI 51-102 has occurred in connection with the audits of the two most recently completed fiscal years of the Corporation nor any period form the most recently completed for which Davidson & Company LLP issued an audit report in respect of the Corporation and the date of this Notice.

Dated as of the 28th day of September, 2023.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

Bal Bhullar, Chief Financial Officer